COSL
China Oilfield Services Limited
中海油田服务股份有限公司

COSL	HK$	4.24 ↑ 3.92%	2006-11-23
HangSeng		19,321.18 ↑	2006-11-23

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2006 2005 2004 2003 2002

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COSL Nanhai II to Start New Overseas Contract

(26 November 2006 ? Hong Kong) China Oilfield Services Limited ("COSL" or the "Company", stock code: 2883HK) announced today that its semi-submersible drilling rig, "Nanhai II", will start the new overseas operation contract of MEDCO MOECO Langsa Ltd. ("MML") in December 2006, providing MML with drilling and well workover services.

"Nanhai II" will commence operation in LANGSA district in Indonesia, upon the completion of the Genting Project, with an operation period of approximately three months. Pursuant to the agreement, apart from the mobilization and demobilization fee, MML will also pay COSL in terms of day rate. This is a new overseas contract of "Nanhai II" secured, following the project of providing drilling services to Genting Oil & Gas Limited.

Mr. Yuan Guangyu, CEO and President of COSL, said, "Our senior management, together with all staff members, have always been dedicated to enhance the revenue contribution of international business and develop COSL into a top-class international oilfield services company. Over the past year, the Company has achieved remarkable performance in the overseas market, of which "Nanhai II" secured successive overseas contracts. We will continue to increase capital investment in expediting international operations while proactively strengthening the Company's competitiveness, with a view of offering premium services and creating a win-win situation to our clients."

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06019007

Background Information about MEDCO MOECO Langsa Ltd.
MEDCO MOECO Langsa Ltd. ("MML") is an equal joint venture between MEDCO, an Indonesian oil company, and MOECO, a Japanese energy company. Incorporated in Mauritius, MML is principally engaged in oil exploration and development in Indonesia.

Background Information about the Company
China Oilfield Services Limited ("COSL", stock code: 2883) is the leading integrated oilfield services provider in the offshore China market. Its services cover each phase of offshore oil and gas exploration, development and production. Its four business segments are drilling services, well services, marine support and transportation services and geophysical services. COSL has been listed on the Main Board of the Stock Exchange of Hong Kong Limited since November 20, 2002. Since March 26, 2004, COSL's stocks can be traded by means of Level I unlisted American Depositary Receipts at OTC (over-the-counter) market in the United States. The ticker symbol is CHOLY.

As at June 30 2006, COSL operated 15 drilling rigs, including 11 jack-ups and three semi-submersibles while operating one leased jack-up rig. In addition, COSL owns and operates the largest and most diverse fleets in offshore China, including 68 support vessels and five oil tankers, one chemical vessel, seven seismic vessels, and four geotech survey vessels. It also has a vast array of modern facilities and equipment for logging, drilling fluids, directional drilling, cementing, well completion and well work-over services.

The majority of COSL's business activities are conducted offshore China, with the other activities extending to different regions of the world such as North and South America, the Middle East, offshore Africa and offshore Europe. COSL and its worldwide employees are dedicated to providing premier quality services, while adhering to the highest health, safety and environmental standards. COSL has obtained the ISO 9000 and ISM (International Safety Management) certifications. COSL also plans to obtain certifications under the ISO 14000 environmental management standard as well as the OSHA 18000 occupational health and safety standards.

For further enquires, please contact:
Mr. Chen Weidong
Tel: 86-10-84521686
Email: chenwd@cnooc.com.cn

iPR Ogilvy Ltd.
Natalie Tam / Antonia Au / Katie Tsui / Jackal Leung
Tel: 2136 6182/ 2136 6176/ 2136 6955/ 2169 0467
Fax: 3170 6606
Email: natalie.tam@iprogilvy.com/ antonia.au@iprogilvy.com/ katie.tsui@iprogilvy.com/ jackal.leung@iprogilvy.com